OMB APPROVAL
                                 UNITED STATES             OMB NUMBER: 3235-0058
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.        Expires: January 31, 2002
                                                        Estimated average burden
                                                       hours per response...2.50
                                   FORM 12b-25
                                                                 SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING                  000-18686
                                                                    CUSIP NUMBER
                                                                       695810309

(Check one): ( ) Form 10-K ( ) Form 10-KSB ( ) Form 11-K ( ) Form 20-F
             ( ) Form 10-Q ( X ) Form 10-QSB ( ) Form N-SAR

     For Quarter Ended: May 31, 2000

     (  ) Transition Report on Form 10-K
     (  ) Transition Report on Form 20-F
     (  ) Transition Report on Form 11-K
     (  ) Transition Report on Form 10-Q
     (  ) Transition Report on Form N-SAR

     For the Transition Period Ended:__________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Pak Mail Centers of America, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

7173 South Havana, Suite 600
--------------------------------------------------------------------------------
Address of Principal Executive Officer (Street and Number)

Englewood, Colorado 80112
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR or portion thereof, could not be filed within the prescribed time period

Due to pressing business matters, Registrant has encountered delays in completing its Quarterly Report on Form 10-QSB for the quarter ended May 31, 2000 in a timely manner. Registrant anticipates that its Quarterly Report on Form 10-QSB for the quarter ended May 31, 2000 will be filed on or before July 19, 2000.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     James Q. Race               (303)                   957-1000
     -------------               -----                   --------
         (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  (X) Yes ( ) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the quarter ended May 31, 2000, Registrant anticipates that it will report a net loss of approximately $517,026, or approximately $.13 per share, compared to a net loss of $62,222, or $.02 per share, for the quarter ended May 31, 1999. The primary reasons for this change are that during the quarter ended May 31, 2000: (a) Registrant was unable to sublet its former office space, which remains vacant and resulted in approximately $50,000 in rent expense; (b) Registrant's Bad Debt Reserve was analyzed and determined to be short by $67,649, and (c) Registrant incurred approximately $362,854 in amortization expense directly related to its PSS software released in February 2000. Due to the non-functionality of certain aspects of the program, Registrant incurred significant costs to corrects bugs in the program and then the decision was made to completely re-write the program using a different database to ease the maintenance and modularity of the program.


                       PAK MAIL CENTERS OF AMERICA, INC.
                       ---------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 17, 2000                        By: /s/ James Q. Race
-------------------                        ---------------------
                                           James Q. Race
                                           Chief Financial Officer, Treasurer
                                           and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If an authorized representative (other than an executive officer) signs the statement on behalf of the registrant, evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commissions files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).